Television Broadcasts Limited
電視廣播有限公司

28 August 2008

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W. [redacted]
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

08004777

ISSUER: TELEVISION BROADCASTS LIMITED
FILE NO. 82-1072

SUPPL

Dear Sir,

TELEVISION BROADCASTS LIMITED (the "Company")
- Announcement of 2008 Interim Results (the "Announcement")
-Notice on Closure of Register of Members (the "Notice")

Enclosed please find the copies of the Announcement and the Notice of the Company, both dated 27 August 2008, which were published on the designated issuer website of The Stock Exchange of Hong Kong Limited and our corporate website on 27 August 2008; and the copy of the Notice which was also published in an English newspaper in Hong Kong on 28 August 2008 for your record.

Yours faithfully,

PROCESSED
SEP 10 2008
THOMSON REUTERS

Adrian Mak
Company Secretary

Encl.

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 00511

ANNOUNCEMENT OF 2008 INTERIM RESULTS

HIGHLIGHTS

- Turnover increased from HK$1,919 million to HK$2,073 million, an increase of 8%.
- Cost of sales increased from HK$841 million to HK$962 million, an increase of 14%.
- Gross profit percentage decreased from 56.2% to 53.6%.
- Share of losses of associate, TVB Pay Vision Holdings Limited, decreased from HK$69 million to HK$31 million.
- Profit attributable to equity holders increased from HK$497 million to HK$503 million, and earnings per share increased from HK$1.14 to HK$1.15, an increase of 1%.
- Interim dividend was declared at HK$0.30 per share (2007: HK$0.30 per share).

The Directors of Television Broadcasts Limited (the "Company" or "TVB") are pleased to announce the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2008 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2008

		Unaudited	
		Six months ended 30 June	
	Note	**2008**	2007
		HK$'000	*HK$'000*
Turnover	*3*	**2,073,494**	1,918,799
Cost of sales		**(962,097)**	(841,227)
Gross profit		**1,111,397**	1,077,572
Other revenues	*4*	**35,900**	46,517
Selling, distribution and transmission costs		**(247,390)**	(215,272)
General and administrative expenses		**(286,185)**	(252,221)
Other operating income		**25,973**	15,974
Finance costs		**(2,956)**	–
Share of losses of associates		**(31,406)**	(69,418)
Profit before income tax	*5*	**605,333**	603,152
Income tax expense	*6*	**(102,349)**	(105,462)
Profit for the period		**502,984**	497,690
Attributable to:			
Equity holders of the Company		**502,737**	497,282
Minority interest		**247**	408
		502,984	497,690
Earnings per share for profit attributable to equity holders of the Company during the period	*7*	**HK$1.15**	HK$1.14
Dividends	*8*	**131,400**	131,400

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2008

	Note	**30 June 2008 Unaudited** *HK$'000*	31 December 2007 Audited *HK$'000*
ASSETS			
Non-current assets			
Property, plant and equipment		**2,412,498**	1,721,921
Leasehold land		**211,650**	185,775
Goodwill		**170,732**	163,034
Interests in associates		**56,522**	84,951
Available-for-sale financial assets		**3**	3
Loan to investee company		**–**	3,190
Deferred income tax assets		**10,451**	10,725
Prepayment	9	**–**	62,482
		2,861,856	2,232,081
Current assets			
Programmes and film rights		**473,751**	460,720
Stocks		**12,136**	9,482
Trade and other receivables, prepayments and deposits	9	**1,388,973**	1,405,703
Tax recoverable		**1,589**	443
Pledged bank deposits		**1,496**	1,692
Bank deposits maturing after three months		**138,588**	131,683
Cash and cash equivalents		**1,604,722**	2,008,895
		3,621,255	4,018,618
Total assets		**6,483,111**	6,250,699
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**21,900**	21,900
Other reserves		**728,663**	685,832
Retained earnings			
– Interim/final dividend	8	**131,400**	657,000
– Others		**4,337,231**	3,979,253
		5,219,194	5,343,985
Minority interest		**25,276**	24,765
Total equity		**5,244,470**	5,368,750

CONDENSED CONSOLIDATED BALANCE SHEET *(continued)*

AS AT 30 JUNE 2008

	Note	30 June 2008 Unaudited HK$'000	31 December 2007 Audited HK$'000
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**128,667**	126,112
Borrowings		**333,939**	–
Retirement benefit obligations		**12,991**	14,637
		475,597	140,749
Current liabilities			
Trade and other payables and accruals	10	**645,256**	668,365
Current income tax liabilities		**93,502**	72,835
Borrowings		**24,286**	–
		763,044	741,200
Total liabilities		**1,238,641**	881,949
Total equity and liabilities		**6,483,111**	6,250,699
Net current assets		**2,858,211**	3,277,418
Total assets less current liabilities		**5,720,067**	5,509,499

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. Independent review

The unaudited condensed consolidated financial information of the Group for the six months ended 30 June 2008 have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). An unmodified review report is included in the interim report to be sent to shareholders. The unaudited condensed consolidated financial information of the Group for the six months ended 30 June 2008 have also been reviewed by the Audit Committee of the Company.

2. Basis of preparation and accounting policies

This unaudited condensed consolidated financial information for the six months ended 30 June 2008 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the HKICPA. The unaudited condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007 which have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs").

The accounting policies adopted are consistent with those of 2007 annual financial statements, except that the Group has adopted a number of new/revised HKFRSs issued by the HKICPA which are mandatory for financial year ending 31 December 2008.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The adoption of the new/revised HKFRSs do not have significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies and presentation of the financial statements will be resulted.

The Group has not early adopted the new/revised HKFRSs that have been issued but not yet effective for the accounting period ending 31 December 2008. The Group is in the process of making an assessment of the impact of these new/revised HKFRSs to the Group's results and financial position in the period of initial application.

3. Segment information

An analysis of the Group's turnover and results for the period by business segments is as follows:

	Six months ended 30 June 2008						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover							
External sales	1,039,501	321,760	147,312	527,097	37,824	–	2,073,494
Inter-segment sales	3,356	61,781	232	9,451	4,797	(79,617)	–
	1,042,857	383,541	147,544	536,548	42,621	(79,617)	2,073,494
Segment results (operating profit)	246,867	217,959	26,950	144,440	3,469	10	639,695
Finance costs							(2,956)
Share of losses of associates	–	–	–	(31,406)	–	–	(31,406)
Profit before income tax							605,333
Income tax expense							(102,349)
Profit for the period							502,984

	Six months ended 30 June 2007						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover							
External sales	988,737	302,849	137,145	449,930	40,138	–	1,918,799
Inter-segment sales	3,658	52,173	232	7,693	2,361	(66,117)	–
	992,395	355,022	137,377	457,623	42,499	(66,117)	1,918,799
Segment results	341,157	216,077	27,207	78,796	9,335	(2)	672,570
Share of losses of associates	–	–	–	(69,418)	–	–	(69,418)
Profit before income tax							603,152
Income tax expense							(105,462)
Profit for the period							497,690

3. **Segment information** *(continued)*

An analysis of the Group's turnover and segment results for the period by geographical segments is as follows:

	Turnover		Segment results	
	Six months ended 30 June		Six months ended 30 June	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**1,191,740**	1,142,179	**279,304**	375,814
Taiwan	**377,070**	313,374	**109,990**	58,731
USA and Canada	**106,192**	101,198	**55,332**	56,591
Australia	**50,563**	42,098	**9,115**	4,076
Europe	**47,413**	50,295	**7,189**	12,784
Mainland China	**81,916**	74,104	**54,147**	49,577
Malaysia and Singapore	**203,588**	181,405	**116,519**	107,861
Other countries	**15,012**	14,146	**8,099**	7,136
	2,073,494	1,918,799	**639,695**	672,570

4. **Other revenues**

	Six months ended 30 June	
	2008	2007
	HK$'000	*HK$'000*
Interest income	**29,003**	40,007
Others	**6,897**	6,510
	35,900	46,517

5. **Profit before income tax**

The following items have been charged/(credited) to the profit before income tax during the period:

	Six months ended 30 June	
	2008	2007
	HK$'000	*HK$'000*
Depreciation	**132,345**	124,236
Amortisation of leasehold land	**2,426**	2,284
Cost of programmes, film rights and stocks	**655,129**	547,221
Net exchange gain	**(25,973)**	(15,974)

6. Income tax expense

Hong Kong and overseas profits tax has been provided at the rate of 16.5% (2007: 17.5%) and at the rates of taxation prevailing in the countries in which the Group operates respectively. Income tax expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year.

The amount of income tax charged to the condensed consolidated income statement represents:

	Six months ended 30 June	
	2008	2007
	HK$'000	*HK$'000*
Current income tax:		
– Hong Kong	**67,175**	84,763
– Overseas	**32,656**	16,193
– Over provisions in prior periods	**(603)**	(188)
Deferred income tax:		
– Origination and reversal of temporary differences	**9,373**	4,694
– Effect of decrease in tax rate	**(6,252)**	–
	102,349	105,462

Please refer to the disclosure under Contingent Liabilities in the Financial Review section of this Announcement regarding the additional profits tax assessments raised by the Inland Revenue Department of Hong Kong ("IRD") in respect of the years of assessment from 1998/99 to 2001/02.

7. Earnings per share

The earnings per share is calculated based on the Group's profit attributable to equity holders of HK$502,737,000 (2007: HK$497,282,000) and 438,000,000 ordinary shares in issue throughout the six months ended 30 June 2008 and 2007. No fully diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

8. Dividends

	Six months ended 30 June	
	2008	2007
	HK$'000	*HK$'000*
Interim dividend, declared after the balance sheet date, of HK$0.30 (2007: HK$0.30) per ordinary share	**131,400**	131,400

Final dividend of HK$1.50 per ordinary share for the year ended 31 December 2007 amounting to HK$657,000,000 was approved by shareholders on 28 May 2008 and paid on 5 June 2008.

9. Trade and other receivables, prepayments and deposits

	30 June 2008	31 December 2007
	HK$'000	*HK$'000*
Non-current portion		
Prepayment for acquiring a property	**–**	62,482
Current portion		
Receivables from:		
Associates	**450,326**	349,499
Related parties	**53,166**	76,926
Trade receivables *(note)*	**853,723**	984,066
	1,357,215	1,410,491
Less: provision for impairment loss of receivables from:		
Associates	**(136,808)**	(136,808)
Third parties and related parties	**(90,248)**	(75,308)
Other receivables, prepayments and deposits	**156,030**	139,572
Tax reserve certificates	**102,784**	67,756
	1,388,973	1,405,703
Total	**1,388,973**	1,468,185

Note:

The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group.

9. Trade and other receivables, prepayments and deposits *(continued)*

At 30 June 2008 and 31 December 2007, the aging analysis of the trade receivables including trading balances due from associates and related parties is as follows:

	30 June 2008 *HK$'000*	31 December 2007 *HK$'000*
Current	**413,142**	480,843
1-2 months	**228,071**	274,129
2-3 months	**150,475**	165,614
3-4 months	**64,831**	88,481
4-5 months	**32,246**	49,148
Over 5 months	**468,450**	351,875
	1,357,215	1,410,090
Trade receivables due from:		
Third parties	**853,723**	984,066
Associates and related parties	**503,492**	426,024
	1,357,215	1,410,090
Non-trading amounts due from associates and related parties	**–**	401
	1,357,215	1,410,491

10. Trade and other payables and accruals

	30 June 2008 *HK$'000*	31 December 2007 *HK$'000*
Trade payables to:		
Associates	**3,319**	4,627
Related parties	**374**	2,881
Third parties	**81,747**	140,466
	85,440	147,974
Other payables and accruals	**559,816**	520,391
	645,256	668,365

10. **Trade and other payables and accruals** *(continued)*

At 30 June 2008 and 31 December 2007, the aging analysis of the trade payables including trading balances due to associates and related parties is as follows:

	30 June 2008 *HK$'000*	31 December 2007 *HK$'000*
Current	**48,172**	105,136
1-2 months	**28,000**	28,595
2-3 months	**6,272**	9,723
3-4 months	**1,152**	2,330
4-5 months	**137**	653
Over 5 months	**1,707**	1,537
	85,440	147,974

INTERIM DIVIDEND

Directors are pleased to declare an interim dividend of HK$0.30 (2007: HK$0.30) per share for the 438,000,000 ordinary shares in issue of HK$0.05 each in respect of the six months ended 30 June 2008. The interim dividend will be paid to shareholders, on or around 26 September 2008, whose names are recorded on the Register of Members on 19 September 2008.

REVIEW OF OPERATIONS

OVERVIEW

Operating Results for the Period

For the six months ended 30 June 2008 (the "Period"), the Group recorded a turnover of HK$2,073 million (2007: HK$1,919 million), an increase of 8% over the same period of last year. Cost of sales amounted to HK$962 million (2007: HK$841 million), an increase of 14% over the same period of last year. Gross profit for the Period stood at HK$1,111 million (2007: HK$1,078 million).

Included in cost of sales were the cost of programmes, film rights and stocks for the Period which amounted to HK$655 million (2007: HK$547 million), an increase of 20% over the same period of last year, reflecting the higher cost of production and programming contents for the new digital channels.

During the Period, our overhead costs increased, which was caused mainly by general increases in staff costs and operating costs in an inflationary environment. Selling, distribution and transmission costs for the Period amounted to HK$247 million (2007: HK$215 million), which represented an increase of 15%. General and administrative expenses amounted to HK$286 million (2007: HK$252 million), which represented an increase of 13%.

The Group's equity interest in an associate, TVB Pay Vision Holdings Limited ("TVBPVH"), had been reduced from 49% to 29% upon a disposal of shares in TVBPVH to Gemstone Pacific Limited in 2007. During the Period, equity accounting of the results of the associate was based on 29%, reflecting our economic interest therein even though the Group's voting interest in TVBPVH has been lowered to 15%. For the Period, the Group's share of the losses of TVBPVH was reduced to HK$31 million (2007: HK$69 million).

Overall, the profit attributable to equity holders amounted to HK$503 million (2007: HK$497 million), which represented an increase of 1%. Earnings per share was HK$1.15 (2007: HK$1.14).

TERRESTRIAL TELEVISION BROADCASTING

Advertising Revenue

Advertising revenue derived from our terrestrial TV channels for the first six months of 2008 grew by 5%. A healthy Christmas season at the end of 2007 led to increased advertising activities in the lead up to Chinese New Year particularly from the credit card and supermarket categories. This spending growth in the credit card category continued during the first half of the year. Other categories with increased spending during the Period as a result of the healthy retail environment included fast food restaurants, financial services companies, skin care products and movie promoters. Competitive advertising campaigns in the Internet Service Provider category also contributed to growth.

The Beijing 2008 Olympic Games afforded us the opportunity to create innovative sponsorship arrangements for advertisers. We also capitalised on Hong Kong's hosting of the 2008 Olympic Equestrian events to attract new business from entities rarely associated with television advertising.

We commenced selling innovative cross-platform advertising packages involving our new HD Jade and J2 digital channels and our enhanced www.tvb.com portal in the second quarter. This proved to be an effective driver for business development and we intend to expand this successful strategy in the second half of this year.

Terrestrial Channels' Performance

TVB continued to attain a majority audience share[1] in the terrestrial free TV market – the Jade channel achieved an average of 86% share (2007: 82%) of the terrestrial Chinese channels during weekday prime time[2]; and Pearl, 73% (2007: 78%) audience share of the terrestrial English channels, weekly prime time[3]. TVB broadcasts four digital terrestrial TV channels: Jade, Pearl, HD Jade and J2. Another new, and more niche, standard definition interactive information channel is planned for service from the last quarter of the year.

TVB continued to produce high quality serial dramas, and non-drama entertainment and programmes of public acclaim and social relevance.

In the top-rated Jade drama for the Period, *D.I.E.*, a police investigator cracked old unsolved cases with the aid of strange spiritual powers and a group of off-beat colleagues. The series achieved an average of 34 TVRs and 92% share, with the final episode soaring to 41 TVRs and 96% share. Another crime drama series *Forensic Heroes II* attracted an audience of 32 TVRs and 87% share on average. The comedy *Wars of in-Laws II* which depicted the clash of an elitist mother-in-law and an uncouth daughter-in-law, captured an average of 33 TVRs and 90% share.

In the non-drama category, a new series of *Super Trio* game show, TVB's long-running mega-hit format created since 1995, returned in *Super Trio Supreme* which attained an average of 31 TVRs and 87% share by the end of June 2008. *Identity*, an acquired game format where contestants sized up a group of strangers to match their identities, gained an average of 24 TVRs and 85% share. The latest series of the critically acclaimed *On the Road*, in which personal experiences of celebrity hosts provided added dimension to exploration on the human condition, excelled over the previous two seasons by achieving an average of 29 TVRs and 92% share for the first six episodes. The renowned gourmet and food-critic Chua Lam hosted a new food programme *Chua's Choice*, which explored the best specialty foods and restaurants, and gained an average of 26 TVRs and 85% share.

---

1. *Audience share (%) is the percentage of ratings of a particular channel over the total ratings of the base channels for a specific period of time. When calculating audience share for free-to-air terrestrial TV channels in Hong Kong, the base would be the combined TV ratings[4] (TVRs) of terrestrial Chinese channels or the combined TVRs of terrestrial English channels.*
2. *Jade's weekday prime time runs from 7 p.m. to 11 p.m.*
3. *Pearl's weekly prime time runs from 7 p.m. to midnight.*
4. *TV rating (TVR) represents the size of audience expressed as a percentage of the total TV population. For 2008, the TV population was 6,294,000, and therefore, 1 TVR represents 62,940 viewers (1% of the TV population). Ratings data source: CSM Media Research.*

On 12 May 2008, severe earthquakes hit Sichuan. Tens of thousands of victims needed help urgently. Within a week, TVB organised two fund-raising charity shows *Operation Relief for Sichuan Earthquake 2008* and *Operation Relief for Sichuan Earthquake Special 2008* which were telecast live to audience of different TVB affiliated/supplied TV channels overseas as well as in Hong Kong.

Special social awareness programmes on local problems were also produced during the Period. Apart from the current affairs programmes on Jade and Pearl, TVB highlighted the *Poverty Campaign* series to foster better understanding and to heighten the Government's and the public's awareness of the problems faced by people hard-hit by high inflation and living below the poverty line in Hong Kong.

During the run up to the Beijing 2008 Olympic Games in August, TVB produced and broadcast pre-Olympics specials, documentaries and mini programmes on both Jade and Pearl. Among them, *Torch Chasers* on Jade reported on the Olympic Torch Relay around the world. On 2 May 2008, Jade telecast live the Relay in Hong Kong in full, in co-operation with other TV media. Among terrestrial Chinese TV channels, Jade attained 73% audience share for that telecast. Jade also produced the drama series *Dressage to Win* to promote the Olympic equestrian contests in Hong Kong.

TVB's coverage of the first-ever Olympic Games on home ground was the largest sports event production project (in terms of resources, facilities and manpower) in scale in Hong Kong.

Digitisation

A joint industry survey conducted in July 2008 showed that digital terrestrial television ("DTT") adoption has reached 16% of all households. This level of adoption in half a year is considered quite satisfactory especially in comparison with other countries around the world. Market feedback showed that TVB's strategy of promoting HD TV has been successful as a key driver for digital adoption.

Subsequent to the Temple Hill DTT transmission service launch, we successfully commenced transmission from six additional hill top sites (Kowloon Peak, Golden Hill, Castle Peak, Lamma Island, Cloudy Hill and Mount Nicholson) bringing coverage of DTT signals to 75% of the population in Hong Kong.

We believe our compelling offering of full HD programming especially during the historic Beijing 2008 Olympic Games will help drive DTT adoption further.

The transformation from traditional programme production in an analogue environment to digital will continue to attract additional costs and capital expenditure. It is likely that these additional costs cannot be sufficiently covered by the revenue that can be generated from the new channels in the short term. However, we regard this transformation as a vital and necessary investment for our future business.

INTERNATIONAL OPERATIONS

Programme Licensing and Distribution

During the Period, the overall revenue from programme licensing and distribution recorded a 6% growth.

The growth of our new media licensing business through video-on-demand ("VOD") remained strong. During the Period, we further expanded our licensing territories to Malaysia, Singapore, USA and Japan. Our VOD business in mainland China also continued to grow.

Our localisation strategy in strengthening TVB's position in Malaysia proved successful. Four episodes of *Super Trio Supreme* co-produced with ASTRO All Asia Network plc ("ASTRO") in Kuala Lumpur, Ipoh, Kota Kinabalu and Penang which featured both TVB and Malaysian artistes, attracted overwhelming response. At the same time, we launched a series of marketing activities to promote the drama *Heart of Greed* on ASTRO's Wah Lai Toi. This title was sponsored by both local and foreign advertisers who wanted to target the Malaysian market for the first time. Such co-production opportunity was well-received by audience and advertisers alike.

In Singapore, TVBS News and TVB Entertainment News channels helped drive about 10,000 new subscribers to our partner StarHub Cable Vision's ("StarHub") Chinese package since the channels were launched in March. Up to June 2008, there were about 220,000 subscribers to TVB channels in Singapore. Further, the enhanced subscriber base provided TVB with a good platform to develop more business opportunities in future.

In mainland China, we successfully completed a major co-production project *Strictly Come Dancing (Sr. 2)* with Hunan Satellite TV. The 10-episode series debuted in April 2008 on Hunan Satellite Channel, a satellite channel with full national coverage, and received good audience response. The series was also shown in Hong Kong and on our overseas platforms. This type of co-production helped extend the presence of our brand name as well as our talents in mainland China and the Group will continue to explore more such opportunities.

Overseas Satellite Pay TV Operations

Our overall satellite pay TV business in the USA, Australia and Europe maintained steady growth. The total number of subscribers sustained single-digit percentage growth in the Period. The subscription growth of TVB Vietnamese Channel is strong in the US which compensated for the lacklustre performance in advertising as the general US economy slows down. Our European platform, The Chinese Channel ("TCC"), added four new TVB-owned Cantonese channels to its previously single channel service in April 2008. Our Australian platform also continued to show growth.

Channel Operations

TVBS - Taiwan

The general economic environment in Taiwan has stabilised subsequent to the Legislative Yuan Election and the Presidential Election in January and March 2008 respectively. We began to see growth in advertising revenue in the first quarter of 2008 as a result. However, global credit concerns and the impact of the rise in oil price have reduced the positive effects earlier anticipated.

Our plan to move into the new headquarters and studio in Neihu District of Taipei has progressed well. This will become an enhanced production base for future expansion.

TVB8 and Xing He

TVB8 and Xing He further increased their coverage in overseas territories as these two channels were added to Singapore StarHub's basic package. Subscription revenue from StarHub further contributed to our licensing revenue.

We continued to participate in co-production with ASTRO. During the Period, TVB8 co-produced *Junior Idol*, a local talent contest in Malaysia to attract local advertisers and to further publicise awareness of our channels.

HONG KONG PAY TV BUSINESS

Supply of Channels to TVB Pay Vision Limited ("TVBPV")

TVB continued to exclusively supply eight channels to TVBPV – six entertainment channels: TVB Lifestyle, TVB Drama, TVB Kids, TVB Classic, TVB Entertainment News and TVBM; and two news channels TVBN and TVBN2. Public response to the latest programming, on the six entertainment channels in particular, were favourable. TVB Lifestyle's signature programme *Be My Guest* interviewed many notable celebrity guests, including politicians Rita Fan and Michael Tien.

New programmes launched on TVB Lifestyle, included *Grab a Bite*, a gourmet guide hosted by renowned journalist Michelle Lo, and *Destiny & Beyond*, a light entertainment/talk show on divination by fung shui, tarot, Chinese astrology and other prediction methods. The channel featured the widely acclaimed Taiwanese talent show *One Million Star*, as well as the second season of the TVB-Hunan Satellite TV's co-production *Strictly Come Dancing (Sr. 2)*.

TVB Classics' *Stardust Memories* featured packages starring Carina Lau and Tony Leung. TVB Entertainment News covered major international and local film award ceremonies including The 80th Academy Awards and Festival de Cannes, and produced special features *The Empress and the Warriors Special* and *Red Cliff Special*.

Investment in TVBPVH

TVB's equity interest in the associate, TVBPVH, remained at 29% throughout the Period. By way of a restructuring of its interest in TVBPVH, TVB agreed to reduce its voting control over TVBPVH to 15% by converting certain proportion of its shareholding into non-voting preferred shares, whilst maintaining an overall economic interest in the associate at 29%. On this basis, TVB no longer exercises control of TVBPVH. In May 2008, the Broadcasting Authority issued a direction to TVB that certain firewall conditions under the domestic free TV programme service licence shall cease to have effect. This would provide better flexibility to meet changing market needs.

The number of subscribers for the pay TV business continued to improve, generating higher subscription revenue and advertising revenue from the pay TV channels. During the Period, TVB's share of the net loss of the associate at 29% was lowered to HK$31 million (2007: HK$69 million).

OTHER BUSINESSES

Internet Operations

We have enhanced our portal www.tvb.com to capitalise on the fast growing online community. A redesigned homepage with search capability was launched in April 2008 to provide users an easy way to navigate TVB's rich contents. News and programme highlights are now streaming in our portal. The portal also takes advantage of the popularity of our drama serials by orchestrating related topics to increase community participation and stickiness.

Magazine Publishing

Competition for the advertising dollar in the print media continued to intensify, resulting in decline in advertising revenue. To offset this, a number of events and integrated marketing projects were organised to generate new revenue streams.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

For the Period under review, the Group's financial position remained strong. At 30 June 2008, non-current assets of the Group stood at HK$2,862 million (31 December 2007: HK$2,232 million), an increase of 28% over last year-end. The increase was mainly attributable to the acquisition of a property in Taiwan at a cost of HK$662 million. This acquisition was funded by both internal resources and bank borrowings.

Trade and other receivables, prepayments and deposits (current portion) decreased from HK$1,406 million to HK$1,389 million, a decrease of 1% over the last year-end. At 30 June 2008, specific provision had been made, where appropriate, to cover any potential bad and doubtful debts. Trade and other payables and accruals decreased from HK$668 million to HK$645 million, a decrease of 3% over the last year-end.

At 30 June 2008, bank deposits and cash balances amounted to HK$1,743 million (31 December 2007: HK$2,141 million), a decrease of 19% over the last year-end. The drop in bank deposits and cash balances was mainly due to the payments for capital expenditure during the Period. About 15% of bank deposits and cash balances were maintained in overseas subsidiaries for their daily operation. Bank deposits and cash balances held by the Group were denominated mainly in Hong Kong dollars, US dollars, Renminbi and New Taiwan dollars.

The Group's total bank borrowing at 30 June 2008 totalled HK$358 million and is secured and denominated in New Taiwan dollars. The bank loan was taken out for financing a property in Taiwan with interest on the loan on a floating rate basis. The maturity profile of the Group's borrowings was as follows: within one year, HK$24 million (7%); in the second year, HK$24 million (7%); in the third to fifth years, HK$73 million (20%); over five years, HK$237 million (66%). At 30 June 2008, the gearing ratio, expressed as a ratio of gross debts to total equity, was 7% (31 December 2007: nil).

As at 30 June 2008, certain assets of a subsidiary of the Group with net asset value of HK$779 million were pledged to secure loans and banking facilities granted to that subsidiary. In addition, bank deposits of HK$1.5 million were pledged to secure banking and credit facilities granted to certain subsidiaries of the Group.

As at 30 June 2008, capital commitments of the Group amounted to HK$924 million (31 December 2007: HK$1,676 million), which represented a decrease of 45%.

Contingent Liabilities

At 30 June 2008, guarantees were given to banks which amounted to HK$12 million (31 December 2007: HK$10 million) for banking facilities granted to an investee company and a performance bond given to the Telecommunications Authority.

The Group had received protective profits tax assessment notices from the IRD for the years of assessment 1998/99, 1999/2000, 2000/01 and 2001/02 on the profits generated by the Group's programme licensing and distribution business carried out overseas, to which the Group had objected. Out of the total tax demanded, the Group had been granted conditional holdovers by the purchase of Tax Reserve Certificates in the amounts of HK$24 million, HK$24 million, HK$20 million and HK$35 million for the years of assessment 1998/99, 1999/2000, 2000/01 and 2001/02 respectively, whereas unconditional holdovers had been granted for the remaining tax demanded of HK$74 million, HK$75 million, HK$66 million and HK$85 million for the years of assessment 1998/99, 1999/2000, 2000/01 and 2001/02 respectively. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

Exposure to Fluctuations in Exchange Rates and Related Hedges

The Group's foreign currency exposures comprise trading and non-trading foreign currency translation exposures. Foreign exchange trading exposures mainly arise from trade receipts from overseas customers. The Group is also exposed to currency fluctuation on translation of the accounts of overseas subsidiaries and also on the repatriation of earnings and loans. In order to mitigate the potential impact of currency movement, the Group will closely monitor its foreign exchange risk and enter into forward exchange contracts to hedge its foreign exchange exposure where necessary. No forward exchange contract was entered into by the Group during the Period under review.

Human Resources

At 30 June 2008, the Group employed, excluding Directors and freelance workers but including contract artistes and staff in overseas subsidiaries, a total of 4,602 full-time employees (31 December 2007: 4,532).

About 26% of our manpower was employed in overseas subsidiaries and was paid on a scale and system relevant to their localities and local legislations. For local employment, different pay schemes are in operation for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on commission schemes. Non-sales personnel are remunerated on a monthly salary basis. Discretionary bonuses may be awarded as an incentive for better performance.

No employee share option scheme was adopted by the Group during the Period.

From time to time, the Group organises, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enrol on their own initiatives.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Period, the Company had not redeemed, and neither had the Company nor any of its subsidiaries purchased or sold any of the Company's listed securities.

CORPORATE GOVERNANCE

During the Period, the Company was in compliance with the Code Provisions of the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), save that the Executive Chairman is not subject to retirement by rotation at least once every three years. Pursuant to Article 114(D) of the Company's Articles of Association (the "Articles"), the Chairman is exempted from retirement by rotation (code provision A.4.2 of the CG Code).

The Board considers that the Executive Chairman, being the founder of the Company, possesses a wealth of experience which is essential to the Board and contributes to the continued stability of the Company's business.

Save for the above, none of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the CG Code.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Listing Rules as the code for Directors and Senior Management in their dealings in the Company's securities.

Mr. Robert Sze Tsai To, who resigned as Director of the Company on 22 January 2008, confirmed that he had complied with the Model Code throughout the period between 1 January 2008 and 21 January 2008.

All other Directors and members of the Senior Management confirmed, following specific enquiries by the Company, that they had complied with the Model Code throughout the Period.

AUDIT COMMITTEE

As announced on 22 January 2008, Mr. Gordon Siu Kwing Chue, an Independent Non-executive Director of the Company, was appointed as the chairman of the Audit Committee in place of Mr. Robert Sze Tsai To who resigned on the same day.

The membership of the Audit Committee fell short of the required number of members as set out in Rule 3.21 of the Listing Rules on 22 January 2008 as a result of the resignation of Mr. Robert Sze Tsai To. To ensure compliance with the Listing Rules, the Board approved to appoint Mr. Kevin Lo Chung Ping, a Non-executive Director of the Company and a member of the Executive Committee, as a member of the Audit Committee effective from 18 April 2008 to fill the vacancy left by Mr. Robert Sze Tsai To. The Company, therefore, fulfils the requirements under Rule 3.21. Mr. Chien Lee, an Independent Non-executive Director of the Company, is regarded as the member of the Audit Committee having the experience in financial matters as required under Rule 3.10 (2) of the Listing Rules.

As of 30 June 2008, the Audit Committee comprises three members, as follows: –
Gordon Siu Kwing Chue* (Chairman)
Chien Lee*
Kevin Lo Chung Ping△

* — Independent Non-executive Director
△ — Non-executive Director

REVIEW OF INTERIM RESULTS

The condensed consolidated financial information for the Period have not been audited, but have been reviewed by PricewaterhouseCoopers, the Company's external auditors. Members of the Audit Committee, namely, Mr. Gordon Siu Kwing Chue (Chairman), Mr. Chien Lee and Mr. Kevin Lo Chung Ping have reviewed with Management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the unaudited condensed consolidated financial information for the Period.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 18 September 2008 to 19 September 2008, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend and during which period, no transfer of shares will be registered. In order to qualify for the above interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, for registration not later than 4:30 p.m. on Wednesday, 17 September 2008.

PUBLICATION OF THE INTERIM RESULTS AND INTERIM REPORT

This interim results announcement is published on the website of the Company (www.tvb.com) and the designated issuer website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk). The Interim Report 2008 containing all the information required by the Listing Rules will be despatched to shareholders and made available on the above websites in mid-September 2008.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 27 August 2008

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M.* (Executive Chairman)
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P.* (Executive Deputy Chairman)
Mona FONG (Deputy Chairperson and Acting Managing Director)

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin (Alternate Director to Christina LEE LOOK Ngan Kwan)

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 00511

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given pursuant to section 99 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong that the Register of Members of Television Broadcasts Limited (the "Company") will be closed from 18 September 2008 to 19 September 2008, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend and during which period, no transfer of shares will be registered. In order to qualify for the above interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, for registration not later than 4:30 p.m. on Wednesday, 17 September 2008. The interim dividend will be paid to shareholders, on or around 26 September 2008, whose names are recorded on the Register of Members on 19 September 2008.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 27 August 2008

As at the date of this notice, the Board of the Company comprises:

Executive Directors:

Sir Run Run SHAW, *G.B.M.* (Executive Chairman)

Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P.* (Executive Deputy Chairman)

Mona FONG (Deputy Chairperson and Acting Managing Director)

Non-executive Directors:

Dr. CHOW Yei Ching, *G.B.S.*

Christina LEE LOOK Ngan Kwan

Kevin LO Chung Ping

Independent Non-executive Directors:

Edward CHENG Wai Sun, *S.B.S., J.P.*

Chien LEE

Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*

Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:

Anthony LEE Hsien Pin (Alternate Director to Christina LEE LOOK Ngan Kwan)

This notice is published on the website of the Company (www.tvb.com) and the designated issuer website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk).

Please also refer to the published version of this notice in The Standard.

The Standard (Thursday, 28 August 2008)

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 00511

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given pursuant to section 99 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong that the Register of Members of Television Broadcasts Limited (the "Company") will be closed from 18 September 2008 to 19 September 2008, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend and during which period, no transfer of shares will be registered. In order to qualify for the above interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, for registration not later than 4:30 p.m. on Wednesday, 17 September 2008. The interim dividend will be paid to shareholders, on or around 26 September 2008, whose names are recorded on the Register of Members on 19 September 2008.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 27 August 2008

This notice is published on the website of the Company (www.tvb.com) and the designated issuer website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk).

END